FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of September 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.      A supplemental circular to the circular to shareholders dated August 1, 2014 of Huaneng Power International, Inc. (the “Registrant”);
2.      Announcement relating to the inclusion of an additional proposal at the 2014 second extraordinary general meeting of the Registrant; and
3.      A supplemental notice of extraordinary general meeting of the Registrant;

Each made by the Registrant on September 2, 2014.

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this supplemental circular and the circular, the form of proxy and the reply slip sent to shareholders by the Company on 1 August 2014 to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

THE SUPPLEMENTAL CIRCULAR TO THE CIRCULAR TO SHAREHOLDERS DATED 1 AUGUST 2014 RELATING TO THE ADDITIONAL PROPOSAL TO ELECT MS. ZHANG LIZI AS THE INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE EIGHTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY AND SUPPLEMENTAL NOTICE OF EXTRAORDINARY GENERAL MEETING

This supplemental circular should be read in conjunction with the First Circular of the Company dated 1 August 2014.

A notice of the Extraordinary General Meeting to be held at the headquarters of the Company of Huaneng Building, 6 Faxingmennei Street, Xicheng District, Beijing, the PRC, at 9:00 a.m. on 18 September 2014 is set out in the First Circular. A supplemental notice of the Extraordinary General Meeting dated 2 September 2014 is set out on pages 5 to 8 of this supplemental circular.

The additional resolution will be presented at the Extraordinary General Meeting, the details of which are set out in the supplemental circular. Second proxy form for the Extraordinary General Meeting which contains (among others) the additional resolution to be proposed at Extraordinary Annual General Meeting are enclosed herewith and also published on the website of the Hong Kong Stock Exchange (www.hkexnews.hk). The second proxy form for the Extraordinary General Meeting enclosed herewith shall supersede the proxy form for the Extraordinary General Meeting enclosed in the First Circular. Shareholders who intend to appoint a proxy to attend the Extraordinary General Meeting shall complete the enclosed second proxy form(s) for the Extraordinary General Meeting in accordance with the instructions printed thereon and return the same not less than 24 hours before the time fixed for holding the Extraordinary General Meeting or any adjournment thereof (as the case may be). Completion and return of the second proxy form(s) for the Extraordinary General Meeting will not preclude you from attending the Extraordinary General Meeting and voting in person if you so wish.

2 September 2014

CONTENTS

Page

Definitions		1

Letter from the Board		2

1.	Introduction	2

2.	Additional Proposal regarding the Election of Ms. Zhang Lizi as the independent non-executive director of the Eighth Session of the Board of Directors of the Company	3

3.	Responsibility Statement	4

4.	Recommendation	4

Supplemental Notice of the 2014 Second Extraordinary General Meeting		5

DEFINITIONS

Unless the context requires otherwise, all terms and expressions in the supplemental circular and the First Circular shall have the same meanings. In addition, in this supplemental circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“Company”	Huaneng Power International, Inc.

“Company Law”	the Company Law of the PRC

“Directors”	the directors of the Company

“Extraordinary General Meeting” or “EGM”
the 2014 second extraordinary general meeting of the Company to be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and, if thought fit, approve the matters referred to in the First Circular and this supplemental circular

“First Circular”	the circular issued by the Company to its Shareholders on 1 August 2014

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	27 August 2014, being the latest practicable date prior to the printing of this supplemental circular for ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China

LETTER FROM THE BOARD
(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
 (Stock Code: 902)

Directors:
Cao Peixi
Huang Long
Li Shiqi
Huang Jian
Liu Guoyue
Fan Xiaxia
Shan Qunying
Guo Hongbo
Xu Zujian
Xie Rongxing

Independent Non-executive Directors:
Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen:

Legal Address:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
PRC

2 September 2014

To the Shareholders

Dear Sir or Madam,

ADDITIONAL PROPOSAL REGARDING THE ELECTION OF MS. ZHANG LIZI AS THE INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE EIGHTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

1.	INTRODUCTION

Reference is made to the notice of the Extraordinary General Meeting published by the Company on 1 August 2014. The Extraordinary General Meeting will be held by the Company at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. This supplemental circular should be read in conjunction with the First Circular.

Pursuant to the applicable provisions of the Company Law of the People’s Republic of China, the Rules Governing the General Meetings of Listed Companies, etc., shareholder(s) holding more than 3% of the total number of the issued shares of the listed company, whether alone or in aggregate with other shareholder(s), is/are entitled to submit additional proposal(s) at general meeting prior to the convening of such meeting according to law. On 29 August 2014, the Board of Directors of the Company received a letter regarding the inclusion of an additional proposal at the 2014 Extraordinary General Meeting of Huaneng Power International, Inc. from Huaneng International Power Development Corporation (holding 36.05% equity interest in the Company), nominating Ms. Zhang Lizi to be the candidate for the independent non-executive director of the eighth session of the Company, such that the “Proposal regarding the election of Ms. Zhang Lizi as the independent non-executive director of the Eighth Session of the Company” will be included as an additional proposal for consideration and approval at the 2014 Second Extraordinary General Meeting of the Company.

Pursuant to the applicable laws and regulations and the provisions of the Articles of Association, the Board of Directors shall submit the additional proposal, which being an ordinary resolution, for consideration and approval at the 2014 Second Extraordinary General Meeting of the Company. In addition, Mr. Li Fuxing has recently submitted to the Company a “letter requesting for withdrawal of his qualification to be the candidate for independent director”. Mr. Li indicated that due to personal reason, he would not participate in the election of the independent director of the Eighth Session of Huaneng Power International, Inc. and applied for withdrawal of his qualification to be candidate for independent director of the Eighth Session of the Board of Directors from the general meeting. Mr. Li has no disagreement with the Board of Directors of the Company and there was no other matter relating to his withdrawal of the candidate for independent director that needs to be brought to the attention of shareholders. As such, the sub-resolution to consider and approve the appointment of Mr. Li Fuxing as the independent non-executive director of the Eighth Session of the Board of Directors of the Company will not be submitted for consideration and approval at the Extraordinary General Meeting.

Save for the amendments to the proposals at the Extraordinary General Meeting as mentioned above, the other proposals, including the place, date and time of convening the Extraordinary General Meeting of the Company and matters regarding the registration by shareholders shall remain unchanged.

2.	ADDITIONAL PROPOSAL REGARDING THE ELECTION OF MS. ZHANG LIZI AS THE INDEPENDENT NON-EXECUTIVE DIRECTOR OF THE EIGHTH SESSION OF THE BOARD OF DIRECTORS OF THE COMPANY

Pursuant to the applicable laws and regulations and the provisions of the Articles of Association, the Company shall submit the resolution regarding the election of Ms. Zhang Lizi as the independent non-executive Director of the Eighth Session of the Board of Directors of the Company requested by Huaneng International Power Development Corporation as an additional resolution for approval and consideration at the Extraordinary General Meeting.

Set out below is the biographical details of Ms. Zhang Lizi:

Independent Non-executive Director

Zhang Lizi, aged 51, currently a professor and an assistant to the president of North China Electric Power University and the executive deputy head of the Academy of Modern Electric Power Research. She has served successively as associate professor and associate head of faculty of the Beijing Graduate School of North China Electric Power Institute and Beijing Institute of Economic Momentum, professor and head of faculty of North China Electric Power University. Ms. Zhang graduated from North China Electric Power Institute, majoring in Electric Power System and Its Automation. She has a Ph.D. degree.

The Company proposes to appoint Ms. Zhang as the independent non-executive Director for a term of three years. The pre-tax annual director’s fee of Ms. Zhang will be RMB74,000. Ms Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

3.	RESPONSIBILITY STATEMENT

This supplemental circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, (i) the information contained in this supplemental circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this supplemental circular misleading; and (iii) all opinions expressed in this supplemental circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

4.	RECOMMENDATION

Each of the candidates for the independent non-executive Directors has confirmed that he/she has fulfilled the independent factors as stipulated in Rule 3.13 of the Hong Kong Listing Rules. The Company considered that each candidate for the independent non-executive Directors is independent pursuant to the guidelines on independence under the Hong Kong Listing Rules.

The Directors consider that the proposed ordinary resolutions on the election of the new session of the Board of Directors of the Company and the election of the new session of the Supervisory Committee of the Company are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favour the resolutions to be proposed at the EGM as set out in the supplemental notice of the EGM.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

SUPPLEMENTAL NOTICE OF THE 2014 SECOND EXTRAORDINARY GENERAL MEETING

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
 (Stock Code: 902)

SUPPLEMENTAL NOTICE OF
EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of the 2014 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) on 1 August 2014, stating that the Extraordinary General Meeting will be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC’ or “China”) for the proposal of considering and, if though for, passing the resolutions set out in the notice of the Extraordinary General Meeting.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Company will be held and the following resolutions will be considered:

ORDINARY RESOLUTIONS

1.    To consider and approve the proposal on election of new session of the Board of Directors of the Company (Note 1)

1.1	To consider and approve the re-appointment of Mr. Cao Peixi as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.2	To consider and approve the appointment of Mr. Guo Junming as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.3	To consider and approve the re-appointment of Mr. Liu Guoyue as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.4	To consider and approve the re-appointment of Mr. Li Shiqi as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.5	To consider and approve the re-appointment of Mr. Huang Jian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.7	To consider and approve the appointment of Mr. Mi Dabin as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.8	To consider and approve the re-appointment of Mr. Guo Hongbo as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.9	To consider and approve the re-appointment of Mr. Xu Zujian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.10	To consider and approve the appointment of Ms. Li Song as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.11	To consider and approve the re-appointment of Mr. Li Zhensheng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.12	To consider and approve the re-appointment of Mr. Qi Yudong as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.13	To consider and approve the re-appointment of Mr. Zhang Shouwen as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.14	Resolution Deleted.

1.15	To consider and approve the appointment of Mr. Yue Heng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.16	To consider and approve the service contracts of the Directors.

1.17	To consider and approve the appointment of Ms Zhang Lizi as the independent non-executive director of the Eighth Session of the Board of Directors of the Company, with immediate effect.

2.    To consider and approve the proposal on election of new session of the Supervisory Committee of the Company (Note 2)

2.1	To consider and approve the appointment of Mr. Ye Xiangdong as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.2	To consider and approve the appointment of Mr. Mu Xuan as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.3	To consider and approve the re-appointment of Ms. Zhang Mengjiao as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.4	To consider and approve the re-appointment of Mr. Gu Jianguo as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.5	To consider and approve the service contracts of the Supervisors.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this supplemental notice, the directors of the Company are:

Cao Peixi (Executive Director)
Huang Long (Non-executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Liu Guoyue (Executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)

Shao Shiwei (Independent Non-executive Director)
Wu Liansheng (Independent Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)

Beijing, the PRC
2 September 2014

Notes:

1. Please refer to the Company’s announcement dated 30 July 2014 and circular dated 1 August 2014, and the announcement dated 2 September 2014 and the supplemental circular dated 2 September 2014 (the “Supplemental Circular”) regarding the biographical details of the candidates of Directors.

2. Please refer to the Company’s announcement dated 30 July 2014 and circular dated 1 August 2014 regarding the biographical details of the candidates of Supervisors.

3. The Second Proxy Form

(1) The new proxy form for the Extraordinary General Meeting (the “Second Proxy Form”), which supersedes the proxy form for the Extraordinary General Meeting issued by the Company along with the notice of the Extraordinary General Meeting on 1 August 2014 (the “Proxy Form”), has been prepared and is enclosed with the Supplemental Circular.

(2) Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return the same to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof.

(3) H shareholder who has not yet lodged the Proxy Form with the Company’s H Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the Extraordinary General Meeting on his/her behalf. In this case, the Proxy Form should not be lodged with the Company’s H Share Registrar.

(4) H shareholder who has already lodged the Proxy Form with the Company’s H Share Registrar should note that:

(i) The Second Proxy Form lodged with the Company’s H Share Registrar before the Closing Time will revoke and supersede the Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed;

(ii) If no Second Proxy Form is lodged with the Company’s H Share Registrar, the Proxy Form will remain valid and effective (save for ordinary resolution No. 1.14 in the Original Proxy Form) to the fullest extent applicable if correctly completed. The proxy appointed under the Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the Extraordinary General Meeting including the resolution regarding the election of Ms Zhang Lizi as the independent non-executive Director of the Eighth Session of the Board of Directors of the Company which was not set out in the Proxy Form.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Second Proxy Form
Applicable for Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

Important: If the shareholders of the Company have not yet lodged the original proxy form for the 2014 Second Extraordinary General Meeting (issued by the Company along with, among other things, the notice of the 2014 Second Extraordinary General Meeting (the “Meeting” or the “Annual General Meeting”) on 1 August 2014) (the “Original Proxy Form”) with the Company or the Company’s H Share Registrar, shareholders are requested to lodge only this Proxy Form (the “Second Proxy Form” or “Proxy Form”), and if the Original Proxy Form has already been lodged, then please note that:

(i) The Second Proxy Form lodged with the Company’s H Share Registrar by the shareholder not less than 24 hours before the time appointed for the holding of the Meeting will revoke and supersede the Original Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

(ii) If no Second Proxy Form is lodged with the Company’s H Share Registrar by the shareholder, the lodged Original Proxy Form will remain valid and effective (save for ordinary resolution No.1.14 in the Original Proxy Form) to the fullest extent applicable if correctly completed. The authorized proxy of the shareholder holding the Original Proxy Form will be entitled to vote at his/her discretion on the resolution regarding the election of Ms. Zhang Lizi as the independent non-executive Director of the Eighth Session of the Board of Directors of the Company which was not set out in the Original Proxy Form.

I (We) (Note 2) ___________________________________________________of , __________________________________________________

Shareholders’ Account: _______________________________________________and I.D. No.: ______________________________________

being the holder(s) of __________________________________H Share(s)/Domestic Share(s) * (Note 1) of Huaneng Power International, Inc.

(the “Company”) now appoint(Note 3) _________________________________________I.D. No.: _____________________________________

(of ________________________________________________________________________________________________________________),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2014 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

	ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)
1	To consider and approve the proposal on election of new session of the Board of Directors of the Company
	1.1	To consider and approve the re-appointment of Mr. Cao Peixi as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect

	1.2	To consider and approve the appointment of Mr. Guo Junming as the non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.3	To consider and approve the re-appointment of Mr. Liu Guoyue as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.4	To consider and approve the re-appointment of Mr. Li Shiqi as the non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.5	To consider and approve the re-appointment of Mr. Huang Jian as the non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.6	To consider and approve the re-appointment of Mr. Fan Xiaxia as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.7	To consider and approve the appointment of Mr. Mi Dabin as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.8	To consider and approve the re-appointment of Mr. Guo Hongbo as the non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.9	To consider and approve the re-appointment of Mr. Xu Zujian as the non- executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.10	To consider and approve the appointment of Ms. Li Song as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.11	To consider and approve the re-appointment of Mr. Li Zhensheng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.12	To consider and approve the re-appointment of Mr. Qi Yudong as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.13	To consider and approve the re-appointment of Mr. Zhang Shouwen as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.14	Resolution deleted.
	1.15	To consider and approve the appointment of Mr. Yue Heng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
	1.16	To consider and approve the service contracts of the Directors.
	1.17	To consider and approve the appointment of Ms. Zhang Lizi as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.
2	To consider and approve the proposal on election of new session of the Supervisory Committee of the Company
	2.1	To consider and approve the appointment of Mr. Ye Xiangdong as a supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect
	2.2	To consider and approve the appointment of Mr. Mu Xuan as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.
	2.3	To consider and approve the re-appointment of Ms. Zhang Mengjiao as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.
	2.4	To consider and approve the re-appointment of Mr. Gu Jianguo as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.
	2.5	To consider and approve the service contracts of the Supervisors.

Date: _______________________________________ 2014	Signature: _______________________________________ (Note 5)

Notes:

1. Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2. Please insert full name(s) and address(es) in BLOCK LETTERS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a “✓” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “✓” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6. This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.* Please delete as appropriate.

*Please delete as appropriate.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ANNOUNCEMENT RELATING TO THE INCLUSION
OF AN ADDITIONAL PROPOSAL
AT THE 2014 SECOND EXTRAORDINARY GENERAL MEETING

The board of directors (the “Board of Directors”) of Huaneng Power International, Inc. (the “Company”) passed the “Resolution regarding the convening of the extraordinary general meeting of the Company” on 29 July 2014, and published the notice of convening the 2014 second extraordinary general meeting of Huaneng Power International, Inc. dated 1 August 2014 for convening the 2014 second extraordinary general meeting (“Extraordinary General Meeting”) to be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, China.

Pursuant to the applicable provisions of the Company Law of the People’s Republic of China, the Rules Governing the General Meetings of Listed Companies, etc., shareholder(s) holding more than 3% of the total number of the issued shares of the listed company, whether alone or in aggregate with other shareholder(s), is/are entitled to submit additional proposal(s) at general meeting prior to the convening of such meeting according to law. On 29 August 2014, the Board of Directors of the Company received a letter regarding the inclusion of an additional proposal at the 2014 Extraordinary General Meeting of Huaneng Power International, Inc. from Huaneng International Power Development Corporation (holding 36.05% equity interest in the Company), nominating Ms. Zhang Lizi to be the candidate for the independent non-executive director of the eighth session of the Company, such that the “Proposal regarding the election of Ms. Zhang Lizi as the independent non-executive director of the Eighth Session of the Company” will be included as an additional proposal for consideration and approval at the 2014 Second Extraordinary General Meeting of the Company.

Pursuant to the applicable laws and regulations and the provisions of the Articles of Association, the Board of Directors shall submit the additional proposal, which being an ordinary resolution, for consideration and approval at the 2014 Second Extraordinary General Meeting of the Company. In addition, given that Mr. Li Fuxing has recently submitted to the Company a “letter requesting for withdrawal of his qualification to be the candidate for independent director”. Mr. Li indicated that due to personal reason, he would not participate in the election of the independent director of the Eighth Session of the Board of Directors of Huaneng Power International, Inc. and applied for withdrawal of his qualification to be candidate for independent director of the Eighth Session of the Board of Directors from the general meeting. Mr. Li has no disagreement with the Board of Directors of the Company and there was no other matter relating to his withdrawal of the candidate for independent director that needs to be brought to the attention of shareholders. As such, the sub-resolution to consider and approve the appointment of Mr. Li Fuxing as the independent non-executive director of the Eighth Session of the Board of Directors of the Company will not be submitted for consideration and approval at the Extraordinary General Meeting.

SET OUT BELOW IS THE BIOGRAPHICAL DETAILS OF MS. ZHANG LIZI:

Independent Non-executive Director

Zhang Lizi, aged 51, currently a professor and an assistant to the president of North China Electric Power University and the executive deputy head of the Academy of Modern Electric Power Research. She has served successively as associate professor and associate head of faculty of the Beijing Graduate School of North China Electric Power Institute and Beijing Institute of Economic Momentum, professor and head of faculty of North China Electric Power University. Ms. Zhang graduated from North China Electric Power Institute, majoring in Electric Power System and Its Automation. She has a Ph.D. degree.

The Company proposes to appoint Ms. Zhang as the independent non-executive Director for a term of three years. The pre-tax annual director’s fee of Ms. Zhang will be RMB74,000. Ms. Zhang does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does she have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, (Chapter 571 of the laws of Hong Kong).

In addition, there is no other information in relation to Ms. Zhang which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor is she involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

A supplemental notice of the Extraordinary General Meeting (the “Supplemental Notice”) containing (among others) the additional proposal to consider and approve the appointment of Ms. Zhang Lizi as the independent non-executive director of the Eighth Session of the Board of directors of the Company together with the second proxy form applicable for use at the Extraordinary General Meeting (the “Second Proxy Form”) are expected to be dispatched to the H Shareholders of the Company on 2 September 2014.

H Shareholders are requested to complete and return the Second Proxy Form in accordance with the instructions printed thereon to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding the Extraordinary General Meeting. Special arrangements about the completion and return of the Second Proxy Form are also set out in the Supplemental Notice. H Shareholders who have appointed or intend to appoint proxies to attend the Extraordinary General Meeting are requested to pay particular attention to the special arrangements set out therein.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:
Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC

2 September 2014

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

SUPPLEMENTAL NOTICE OF
EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of the 2014 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) on 1 August 2014, stating that the Extraordinary General Meeting will be held at 9:00 a.m. on 18 September 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China (the “PRC’ or “China”) for the proposal of considering and, if though for, passing the resolutions set out in the notice of the Extraordinary General Meeting.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Company will be held and the following resolutions will be considered:

ORDINARY RESOLUTIONS

1. To consider and approve the proposal on election of new session of the Board of Directors of the Company (Note 1)

1.1 To consider and approve the re-appointment of Mr. Cao Peixi as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.2 To consider and approve the appointment of Mr. Guo Junming as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.3 To consider and approve the re-appointment of Mr. Liu Guoyue as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.4 To consider and approve the re-appointment of Mr. Li Shiqi as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.5 To consider and approve the re-appointment of Mr. Huang Jian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.6 To consider and approve the re-appointment of Mr. Fan Xiaxia as the executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.7 To consider and approve the appointment of Mr. Mi Dabin as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.8 To consider and approve the re-appointment of Mr. Guo Hongbo as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.9 To consider and approve the re-appointment of Mr. Xu Zujian as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.10 To consider and approve the appointment of Ms. Li Song as the non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.11 To consider and approve the re-appointment of Mr. Li Zhensheng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.12 To consider and approve the re-appointment of Mr. Qi Yudong as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.13 To consider and approve the re-appointment of Mr. Zhang Shouwen as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.14 Resolution Deleted.

1.15 To consider and approve the appointment of Mr. Yue Heng as the independent non-executive director of the eighth session of the Board of Directors of the Company, with immediate effect.

1.16 To consider and approve the service contracts of the Directors.

1.17 To consider and approve the appointment of Ms Zhang Lizi as the independent non-executive director of the Eighth Session of the Board of Directors of the Company, with immediate effect.

2. To consider and approve the proposal on election of new session of the Supervisory Committee of the Company (Note 2)

2.1 To consider and approve the appointment of Mr. Ye Xiangdong as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.2 To consider and approve the appointment of Mr. Mu Xuan as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.3 To consider and approve the re-appointment of Ms. Zhang Mengjiao as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.4 To consider and approve the re-appointment of Mr. Gu Jianguo as the supervisor of the eighth session of the Supervisory Committee of the Company, with immediate effect.

2.5 To consider and approve the service contracts of the Supervisors.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this supplemental announcement, the directors of the Company are:

Cao Peixi (Executive Director)
Huang Long (Non-executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Liu Guoyue (Executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)
Shao Shiwei (Independent Non-executive Director)
Wu Liansheng (Independent Non-executive Director)
Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)

Beijing, the PRC

2 September 2014

Notes:

1. Please refer to the Company’s announcement dated 30 July 2014 and circular dated 1 August 2014, and the announcement dated 2 September 2014 and the supplemental circular dated 2 September 2014 (the “Supplemental Circular”) regarding the biographical details of the candidates of Directors.

2. Please refer to the Company’s announcement dated 30 July 2014 and circular dated 1 August 2014 regarding the biographical details of the candidates of Supervisors.

3. The Second Proxy Form

(1) The new proxy form for the Extraordinary General Meeting (the “Second Proxy Form”), which supersedes the proxy form for the Extraordinary General Meeting issued by the Company along with the notice of the Extraordinary General Meeting on 1 August 2014 (the “Proxy Form”), has been prepared and is enclosed with the Supplemental Circular.

(2) Whether or not you are able to attend the Extraordinary General Meeting, you are requested to complete the accompanying Second Proxy Form in accordance with the instructions printed thereon and return the same to the Company’s H Share Registrar, Hong Kong Registrar Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time appointed for the holding of the Extraordinary General Meeting or any adjournment thereof (as the case may be) (the “Closing Time”). Completion and return of the Second Proxy Form will not preclude the shareholders of the Company from attending and voting in person at the Extraordinary General Meeting or any adjournment thereof.

(3) H shareholder who has not yet lodged the Proxy Form with the Company’s H Share Registrar is requested to lodge the Second Proxy Form if he/she wishes to appoint a proxy to attend the Extraordinary General Meeting on his/her behalf. In this case, the Proxy Form should not be lodged with the Company’s H Share Registrar.

(4) H shareholder who has already lodged the Proxy Form with the Company’s H Share Registrar should note that:

(i) The Second Proxy Form lodged with the Company’s H Share Registrar before the Closing Time will revoke and supersede the Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the shareholder if correctly completed;

(ii) If no Second Proxy Form is lodged with the Company’s H Share Registrar, the Proxy Form will remain valid and effective (save for ordinary resolution No. 1.14 in the Original Proxy Form)to the fullest extent applicable if correctly completed. The proxy appointed under the Proxy Form will also be entitled to vote in accordance with the instructions previously given by the shareholder or at his/her discretion (if no such instructions are given) on any resolution properly put to the Extraordinary General Meeting including the resolution regarding the election of Ms Zhang Lizi as the independent non-executive Director of the Eighth Session of the Board of Directors of the Company which was not set out in the Proxy Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     September 2, 2014